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295  2-98                        Schedule 13G                            20,401

                                 SCHEDULE 13G

[Paragraph 22,311]  Schedule 13G

     REG. SECTION 240.13d-102 SCHEDULE 13G - Information to be included in statements filed pursuant to Section 240.13d-1(b), (c) and (d) and amendments thereto filed pursuant to Section 240.13d-2.

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                            (Amendment No. .....)


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                               (Name of Issuer)

                        LUTHER MEDICAL PRODUCTS, INC.
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                        (Title of Class of Securities)

                                    COMMON
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                                (CUSIP Number)

                                  550553408
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           (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X] Rule 13d-1(b)
     [ ] Rule 13d-(c)
     [ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







FEDERAL SECURITIES LAWS                       SCHEDULE 13G     Paragraph 22,311

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20,402

                              EXCHANGE ACT RULES


CUSIP No. .....................................................................
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  1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons
     (entities only)
       WILLIAM C. HUCK                ###-##-####
     ..........................................................................
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  2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) ......................................................................

     (b) ......................................................................
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  3) SEC Use Only
                  .............................................................
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  4) Citizenship or Place of Organization        U.S.A.
                                         ......................................
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  Number     (5) Sole Voting Power              230,000
    of
  Shares
   Bene-     ------------------------------------------------------------------
 ficially    (6) Shared Voting Power...........................................
 Owned by
   Each      ------------------------------------------------------------------
  Report-
    ing      (7) Sole Dispositive Power .......................................
  Person
   With      ------------------------------------------------------------------
             (8) Shared Dispositive Power .....................................

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  9) Aggregate Amount Beneficially Owned by Each Reporting Person   230,000

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 10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions) .......................................................

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 11) Percent of Class Represented by Amount in Row 9       7.1

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 12) Type of Reporting Person (See Instructions)           IN

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Instructions for Cover Page

     (1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G", below).

     (2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

     (3) The third row is for SEC internal use: please leave blank.

     (4) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

     (5)-(9), (11) Aggregate Amount Beneficially Owned By Each Reporting Person, etc. - Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point.)

     (10) Check if the aggregate amount reported as beneficially owned in row
(9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4[17 CFR 240.13d-4] under the Securities Act of 1934.

     (12) Type of Reporting Person - Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form: